

May 15, 2013

Via E-mail
David E. Meador
Executive Vice President and
Chief Financial Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226

> **Re: DTE Energy Company**
> **DTE Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013 and February 21, 2013**
> **File Nos. 1-11607 and 1-02198**

Dear Mr. Meador:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. Our review encompassed the parent company, and its wholly-owned subsidiary DTE Electric Company. In the interests of reducing the number of comments, we have not addressed DTE Electric Company with a separate comment. To the extent a comment is applicable to DTE Electric Company please address the issue separately for this registrant. Page numbers below refer to DTE Energy, Inc.

Note 2. Significant Accounting Policies, page 59

Intangible Assets, page 61

2. Please summarize for us your accounting basis for the classification of renewable energy credits as intangible assets. As part of your response, please tell us whether the renewable energy credits are held for use or held for sale.

Note 3. Fair Value, page 63

3. Refer to your disclosure on page 66 where you state, "The inputs listed above would have a direct impact on the fair values of the above security types if they were adjusted. A significant increase (decrease) in the forward market or basis price would result in a higher (lower) fair value for long positions, with offsetting impacts to short positions." Please tell us, along with your consideration for disclosing, whether there are interrelationships between the inputs used in fair valuing the level 3 assets and liabilities which could affect the fair value measurements. Refer to ASC 820-10-55-106.

Note 6. Acquisition, page 71

4. We note you deemed two of the acquired project companies as variable interest entities and you concluded you were not the primary beneficiary of these entities. Please summarize for us the factors you considered which led to your conclusion that you were not the primary beneficiary of these two project companies. Refer to the guidance in ASC 810-10-25-38A through G.

Note 12. Income Taxes, page 82

Uncertain Tax Positions, page 83

5. We read your disclosure, "In 2012, the Company settled a federal tax audit for the 2009 and 2010 tax years, which resulted in the recognition of $30 million of unrecognized tax benefits." Please advise how the settlement was reflected in the tax provision and how the settlement impacted your effective income tax rate for 2012.

Note 19. Commitments and Contingencies, page 90

Contaminated and Other Sites, page 91

6. We note that any significant change in the assumptions used in determining the $9 million accrual for the remediation of the MGP sites could impact the estimate of those remedial action costs. Please tell us whether in management's judgment there is a reasonable possibility that there could be a significant change in those assumptions, and if

so, whether there is a reasonable possibility that a loss in excess of the current $9 million accrual may have been incurred. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief